Mark Crone Managing Partner mcrone@cronelawgroup.com Eric Mendelson Partner emendelson@cronelawgroup.com

VIA EDGAR

July 31, 2023

THE UNITED STATES SECURITIES

AND EXCHANGE COMMISSION

Office of Trade & Services

Division of Corporation Finance

Washington, D.C. 20549

Attn: Jennie Beysolow

Re:	CTRL Group Limited Amendment No. 1 to Draft Registration Statement on Form F-1 Submitted June 14, 2023 CIK 0001969928

Ladies and Gentlemen:

On behalf of our client, CTRL Group Limited (the “Company”), we are responding to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in the letter dated June 29, 2023 (the “Comment Letter”), relating to the above referenced Amendment No. 1 to Draft Registration Statement on Form F-1. Concurrently with the submission of this letter, the Company is filing Amendment No. 2 to Draft Registration Statement on Form F-1 (“the “Registration Statement”).

Set forth below are the Company’s responses to the Staff’s comments. The Staff’s comments are repeated below in bold and are followed by the Company’s responses. Page references in the text of this response letter correspond to the page numbers of the Registration Statement.

Draft Registration Statement on Form F-1

Cover page

1. We note your disclosure that your structure involves unique risks to investors in this offering and your cross reference to your risk factor for a detailed discussion of such risks. Please revise your cover page to disclose that Chinese regulatory authorities could disallow this structure, which would likely result in a material change in your operations and/or a material change in the value of the securities you are registering for sale, including that it could cause the value of such securities to significantly decline or become worthless. Provide a cross-reference to your detailed discussion of risks facing the company and the offering as a result of your structure.

Response: In response to this comment, the Company has revised the cover page of the Registration Statement to disclose the risk that Chinese regulatory authorities could disallow the Company’s organizational structure, which would likely result in a material change in the Company’s operations and/or a material change in the value of the securities the Company is registering for sale, including that it could cause the value of such securities to significantly decline or become worthless. In addition, the Company has provided a cross-reference to its detailed discussion of the risks facing the company and the offering as a result of its organizational structure on pages 17 and 19 of the prospectus.

2. We note your response to comment 4 and reissue in part. Please revise to clarify your disclosure, if true, to state that Kreit & Chiu CPA LLP is headquartered in Los Angeles, California. In this regard, we note that your current disclosure states that “Kreit & Chiu CPA LLP is not headquartered in Los Angeles, California.”

Response: In response to this comment, the Company has revised the cover page of the Registration Statement to clarify that Kreit & Chiu CPA LLP is headquartered in New York, New York.

Supplementally, please note that Kreit & Chiu CPA LLP also has an office in California, from which the audit report included on page F-2 of the prospectus has been issued.

3. We note your response to comment 5 and reissue in part. Please revise to state on the cover page in the dividend discussion paragraph, as you do on page 2, that “[t]here have been no other transfers, dividends, or distributions between the holding company, and its subsidiaries, or to investors, as of the date of the prospectus.” Additionally, please revise to provide a cross-reference to the consolidated financial statements.

Response: In response to this comment, the Company has revised the cover page of the Registration Statement to disclose that, other than the dividends declared on May 2, 2023, there have been no transfers, dividends, or distributions between the holding company, and its subsidiaries, or to investors, as of the date of the prospectus. In addition, the Company has provided a cross-reference to the Company’s consolidated financial statements.

4. We note your response to comment 8 and reissue in part. Please revise the cover page to state, if true, that you may be deemed a controlled company under Nasdaq listing standards and, as a result, may elect not to comply with certain corporate governance requirements. Please also include a cross reference to the applicable risk factor on page 30.

Response: In response to the Staff’s comment, the Company has revised the cover page of the Registration Statement to disclose that it may be deemed a “controlled company” within the meaning of the corporate governance standards of Nasdaq and, as a result, may elect not to comply with certain corporate governance requirements. In addition, the Company has included a cross-reference to the applicable risk factors on page 30 of the prospectus.

Supplementally, please note that, although Shum Tsz Cheung currently holds 51.0% of the Company’s outstanding Ordinary Shares, the Company anticipates that he will hold less than 50.0% of the Company’s outstanding Ordinary Shares upon completion of the offering.

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Prospectus Summary

Our Business, page 1

5. We note your response to comment 11 and reissue in part. Please revise to discuss any tax consequences relating to dividends paid by the holding company and expand your discussion about restrictions or limitations on foreign exchange to describe any restrictions and limitations on your ability to distribute earnings from the company, including your subsidiary to parent company and U.S. investors. In this regard, we note that your disclosure only discusses tax consequences and restrictions relating to your Hong Kong subsidiary.

Response: In response to this comment, the Company has revised the disclosure on page 2 of the Registration Statement to include tax consequences under BVI law relating to dividends paid by the holding company, and expand the discussion about restrictions or limitations on foreign exchange to include restrictions and limitations under BVI law on the Company’s ability to distribute earnings from the Company, including its subsidiary to parent company and U.S. investors.

Certain Regulatory Matters, page 4

6. We note your response to comment 10 and reissue in part. Please revise your disclosure about the possible ramifications if you did become subject to PRC laws/authorities to include that you may experience delisting of securities.

Response: In response to this comment, the Company has revised the disclosure on page 5 of the Registration Statement to describe the possible ramifications if the Company did become subject to PRC laws and/or regulation by Chinese authorities, including that the Company may experience delisting of its securities.

Risk Factor, page 13

7. We note your response to comment 17. Please revise to further clarify your definition of “recurring clients.”

Response: In response to this comment, the Company has revised the risk factor page 13 of the Registration Statement to clarify that “recurring clients” include the Company’s current clients and clients with which it has previously done business.

8. We note your response to comment 20 and reissue in part. We note your risk factors on pages 21 and 23 discuss the risks associated with the recent statements by the PRC government due to long arm provisions under the current PRC laws and regulations including that “results of operations could be adversely affected as well as materially decrease the value of [y]our Shares, potentially rendering it worthless.” Please revise to further acknowledge the risk that any such action could significantly limit or completely hinder your ability to offer or continue to offer securities to investors.

Response: In response to this comment, the Company has revised the risk factors on page 21 and 23 of the Registration Statement to further acknowledge the risk that any action by the PRC government to enforce the current PRC laws and regulations could significantly limit or completely hinder the Company’s ability to offer or continue to offer securities to investors.

Capitalization, page 4

9. Your disclosures in Note 15 to your audited financial statements and elsewhere in the filing indicate that on May 2, 2023, you declared aggregate dividends of HK$ 5,000,000 and HK$ 3,000,000 to your shareholders of record as of December 31, 2022 and March 31, 2023, respectively. Please revise your capitalization disclosures to give pro forma effect to the payment of these dividends.

Response: In response to this comment, the Company has revised the capitalization disclosures on page 41 of the Registration Statement to give pro forma effect to the payment of the dividends declared on May 2, 2023.

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Related Party Transactions, page 89

10. We note your response to comment 28. With respect to related party transactions involving indebtedness, revise to disclose amounts outstanding as of the latest practicable date. See Item 7.B.2 of Form 20-F. In this regard, we note your disclosure on page 59 that your loan agreement with The Bank of East Asia was secured by personal guarantees including that of Mr. Shum Tsz Chung.

Response: In response to this comment, the Company has added disclosure of related party transactions on page 89 of the Registration Statement to disclose that the loan from The Bank of East Asia is secured by personal guarantees, including that of Mr. Shum Tsz Chung. In addition, the Company has included the amount outstanding as of June 30, 2023.

General

11. We note your response to comment 31 and reissue. Please have your counsel revise exhibit 23.2 to consent to both the prospectus discussion of counsel’s opinions and to being named in the registration statement.

Response: In response to this comment, the Company’s Hong Kong counsel has revised exhibit 23.2 to consent to both the prospectus discussion of its opinions and to being named in the Registration Statement.

Please feel free to contact me should you require additional information at (917) 538-1775 or emendelson@cronelawgroup.com.

THE CRONE LAW GROUP, P.C.

By:	/s/ Eric Mendelson, Esq
Eric Mendelson, Esq.

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